                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2) *

                               CERUS CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON SHARES, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  157085 10 1
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                                (CUSIP Number)

                                Jan Stern Reed
                           BAXTER INTERNATIONAL INC.
                              One Baxter Parkway
                          Deerfield, Illinois 60015
                                 847.948.2212
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 20, 1999
          -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE:  Schedules filed in paper format should include a signed original and five
       (5) copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
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 CUSIP No.     157085 10 1
-------------------------------------------------------------------------------


     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

         BAXTER INTERNATIONAL INC.
         I.R.S. Identification Number: 36-0781620

         BAXTER HEALTHCARE CORPORATION
         I.R.S. Identification Number: 36-2604143
________________________________________________________________________________

  2)   Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)  [_]
  (b)  [_]
________________________________________________________________________________

  3)   SEC Use Only
________________________________________________________________________________

  4)   Source of Funds (See Instructions)
       WC
________________________________________________________________________________

  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
________________________________________________________________________________

  6)   Citizenship or Place of Organization
       DELAWARE
________________________________________________________________________________

                     (7) Sole Voting Power
                         -0-
                     ----------------------------------------------------------
Number of Shares
Beneficially Owned   (8) Shared Voting Power
by Each Reporting        1,680,337
Person With
                     -----------------------------------------------------------

                     (9) Sole Dispositive Power
                         -0-
                     -----------------------------------------------------------
                    (10) Shared Dispositive Power
                         1,680,337
________________________________________________________________________________

  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        1,680,337

________________________________________________________________________________

  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

________________________________________________________________________________

  (13)  Percent of Class Represented by Amount in Row (11)
        14.3%
________________________________________________________________________________

  (14)  Type of Reporting Person (See Instructions)
        CO
________________________________________________________________________________

                               Page 2 of 5 Pages

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This Amendment No. 2 to Schedule 13D (the "Amendment") relates to the holdings of Baxter Healthcare Corporation, a Delaware corporation ("Purchaser"), of 1,680,337 shares (the "Shares") of common stock, $0.001 par value per share ("Common Stock"), of Cerus Corporation, a Delaware corporation (the "Company"). The Amendment amends and supplements the previously filed Schedule 13D, as amended, as follows:

ITEM 4.  PURPOSE OF TRANSACTION.

The following is hereby added to the end of Item 4:

Purchaser and the Company are parties to a Development, Manufacturing and Marketing Agreement effective as of April 1, 1996 and amended and restated effective as of June 30, 1998, (the "Red Cell Agreement"), which provides among other things that Purchaser may be required to purchase shares of Common Stock of the Company from time to time upon the occurence of certain events specified therein. The last such milestone occurred in March 1999, and resulted in an obligation of Purchaser to purchase 62,912 shares of Common Stock of the Company on April 1, 1999, at a price of $31.79 per share.

On December 20, 1999, Purchaser and the Company entered into a new agreement wherein Purchaser agreed to purchase 390,000 shares of Common Stock at $25.00 per share, subject to certain closing conditions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Except as set forth herein, neither Purchaser, Parent, nor, to the best of the knowledge of Purchaser and Parent, any director or executive officer of Purchaser or Parent beneficially owns any other shares of Common Stock of the Company.

       (a) Purchaser and Parent beneficially own an aggregate of 1,680,337 shares of Common Stock, which constitute approximately 14.3% of the total number of presently outstanding shares of Common Stock.

       (b) Purchaser and Parent share the power to vote and dispose of the Shares.

       (c) As described in Item 4 above, Purchaser and Parent have entered into an agreement to acquire 390,000 shares of Common Stock at $25.00 per share, subject to certain closing conditions.

       (d) Not applicable.

       (e) Not applicable.



ITEM 6.  CONTRACTS OR ARRANGEMENTS WITH RESPECT TO ISSUER SECURITIES.

The following is hereby added to be the penultimate paragraph of Item 6:

The Company and Purchaser have entered into an agreement to acquire 390,000 shares of Common Stock at $25.00 per share, subject to certain closing conditions.

                               Page 3 of 5 Pages
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ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT 7.1 Development, Manufacturing and Marketing Agreement effective as of April 1, 1996 and amended and restated effective as of June 30, 1998 by and between Baxter Healthcare Corporation and Cerus Corporation (incorporated by reference to Exhibit 10.32 of the Current Report on Form 8-K filed by Cerus Corporation (Commission File No. 000-27937) on July 22).

EXHIBIT 7.2 Development, Manufacturing and Marketing Agreement dated as of December 13, 1993 by and between Baxter Healthcare Corporation and Cerus Corporation (incorporated by reference to Exhibit 10.17 to Registration Statement on Form S-1 (No. 333-11341) filed by Cerus Corporation (Commission File No. 000-21937)).

EXHIBIT 7.3 Purchase Agreement dated December 20, 1999 by and between Baxter Healthcare Corporation and Cerus Corporation

                               Page 4 of 5 Pages
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                               S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1999

                                         BAXTER HEALTHCARE CORPORATION


                                         By:  /s/ Jan Stern Reed
                                              -------------------
                                              Jan Stern Reed
                                              Secretary



                                         BAXTER INTERNATIONAL INC.


                                         By:  /s/ Jan Stern Reed
                                              ------------------
                                              Jan Stern Reed
                                              Secretary

                               Page 5 of 5 Pages